[LETTERHEAD OF PNM]

February 10, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Public Service Company of New Mexico; Form RW (Request for Withdrawal)
Form U-1 Application/Declaration
File No.	70-10044, filed on February 19, 2002

Ladies and Gentlemen:

On behalf of Public Service Company of New Mexico, I hereby withdraw the Application/Declaration on Form U-1 in File No. 70-10044 filed with the Securities and Exchange Commission on February 19, 2002 by Public Service Company of New Mexico.

Very truly yours,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller Public Service Company of New Mexico